Notice of Exempt Solicitation

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2022 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 27, 2022

Dear Meta Platforms, Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 9 on the proxy card, which asks the Company for a report and advisory vote on its Metaverse project. The Proposal makes the following request:

Resolved: Shareholders request the Board of Directors commission a report and seek an advisory shareholder vote on its metaverse project. The report should summarize results of a third-party assessment of:

•	potential psychological and civil and human rights harms to users that may be caused by the use and abuse of the platform,

•	whether harms can be mitigated or avoided, or are unavoidable risks inherent in the technology.

After the report’s publication, the Company should seek a shareholder vote, expressing non-binding advisory approval or disapproval of the metaverse project, advising the board and management whether investors consider continued implementation of the metaverse platform to be prudent or appropriate.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	The Company has an appalling track record of causing societal harm with its products.
2.	The Metaverse has the potential to create great harm.
3.	The Metaverse is a huge strategic gamble.
4.	In light of the metaverse’s inherent risks and the Company’s poor track record identifying and mitigating risks, the transparency and due diligence requested in this Proposal is crucial.

1.	The Company has an appalling track record of causing societal harm with its products.

Failure to adequately address the negative impacts of its current social media products raises serious questions regarding its current plan for the Metaverse. There is significant concern that Meta is unable to adequately evaluate and control its products at the pace it is innovating. Without the proper due diligence, responsible innovation, and appropriate oversight requested in this proposal, the Metaverse development could be a repeat of Facebook’s devastating and ongoing track record, which includes:

a.	Facilitating Genocide - An estimated 10,000 Rohingya Muslims were killed during a military crackdown in Myanmar in 2017.[1] Facebook spread hate speech and played a “determining role” in that violence, according to the lead author of a United Nations report. An independent report commissioned by Facebook found that “we weren’t doing enough to help prevent our platform from being used to foment division and incite offline violence. We agree that we can and should do more.”[2] In 2022, Rohingya refugees filed a class action lawsuit against Meta Platforms seeking $150 billion in damages for the company’s failure to take action against hate speech that contributed to the violence.[3]
b.	Undermining Privacy - In 2018, Facebook admitted to mishandling data from about 87 million Facebook users which had been improperly obtained by political data-analytics firm Cambridge Analytica.[4] As a result of that data breach, in 2019 the Federal Trade Commission imposed a record-breaking $5 billion penalty on Facebook and forced the Company to submit to a modified corporate structure to settle charges that the company violated a 2012 FTC order by deceiving users about their ability to control the privacy of their personal information.
c.	Violating Civil Rights - A 2018 third-party civil rights audit of Facebook - commissioned by the Company itself - expressed concern about “the vexing and heartbreaking decisions Facebook has made that represent significant setbacks for civil rights.”[5] The Washington Post later disclosed that Facebook did not inform the civil rights auditors about research which showed that the company’s algorithms disproportionately harmed minorities. Laura Murphy, the lead auditor, said, “I am not asserting nefarious intent, but it is deeply concerning that metrics that showed the disproportionate impact of hate directed at Black, Jewish, Muslim, Arab and LGBTQIA users were not shared with the auditors.”[6]
d.	Amplifying Hate and Online Extremism - A 2022 investigation by ProPublica and The Washington Post found that Facebook played “a critical role” in the spread of false narratives that fomented the violence in the U.S. Capitol on January 6, 2021. The investigation found that Facebook dissolved an election integrity task force following the 2020 elections and “rolled back other intensive enforcement measures.” The investigation also revealed a problem with the way Facebook polices its user “groups,” with former employees saying, “the company’s enforcement efforts have been weak, inconsistent and heavily reliant on the work of unpaid group administrators to do the labor-intensive work of reviewing posts and removing the ones that violate company policies.”[7]

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1 Rohingya sue Facebook for $150bn over Myanmar hate speech, BBC News (Dec. 7, 2021), https://www.bbc.com/news/world-asia-59558090

2 Alex Warofka, An Indpendent Assessment of the Human Rights Impact of Facebook in Myanmar, Meta (Nov. 5, 2018), https://about.fb.com/news/2018/11/myanmar-hria/

3 Elizabeth Culliford, Rohingya refugees sue Facebook for $150 billions over Myanmar violence, Rueters (Dec. 8 2021), https://www.reuters.com/world/asia-pacific/rohingya-refugees-sue-facebook-150-billion-over-myanmarviolence-2021-12-07/

4 Alexandra Ma & Ben Gilbert, Facebook understood how dangerous the Trump-linked data firm Cambridge Analytica could be much earlier than it previously said. Here's everything that's happened up until now, Insider (Aug. 23, 2019),https://www.businessinsider.com/cambridge-analytica-a-guide-to-the-trump-linked-data-firmthat-harvested-50-million-facebook-profiles-2018-3

5 Facebook’s Civil Rights Audit–Final Report (July 8, 2020), https://about.fb.com/wpcontent/uploads/2020/07/Civil-Rights-Audit-Final-Report.pdf

6 Elizabeth Dwoskin et al., Facebook’s race-blind practices around hate speech came at the expense of Black users, new documents show, Washington Post (Nov. 21, 2021), https://www.washingtonpost.com/technology/2021/11/21/facebook-algorithm-biased-race/.

7 Craig Silverman, Facebook Hosted Surge of Misinformation and Insurrection Threats in Months Leading Up to Jan. 6 Attack, Records Show, ProPublica (Jan. 4 2022), https://www.propublica.org/article/facebook-hosted-surgeof-misinformation-and-insurrection-threats-in-months-leading-up-to-jan-6-attack-records-show

e.	Harming Young People - In 2021, ex-Facebook employee and whistleblower Frances Haugen provided documents to the Securities and Exchange Commission and testified before the U.S. Senate regarding Facebook systems that she alleged amplified online hate and extremism and failed to protect young people from harmful content. Among other allegations, Haugen said Facebook's internal research found that the company’s Instagram social media platform exacerbates eating disorders and suicidal thoughts in teenage girls.
f.	Failing to Remediate Harms - Based on documents provided by Facebook whistleblower Haugen, The Wall Street Journal published a major investigative series and concluded: “Facebook Inc. knows, in acute detail, that its platforms are riddled with flaws that cause harm, often in ways only the company fully understands…Time and again, the documents show, Facebook’s researchers have identified the platform’s ill effects. Time and again, despite congressional hearings, its own pledges and numerous media exposes, the company didn’t fix them.”[8]

These issues have caused Meta significant legal, financial, and reputational costs. Instead of committing to doing the hard work to remediate these harms, Meta appears to be distracting from the existing problems with the metaverse development.

2.	The Metaverse has the potential to create great harm.

As the Company struggles to stop harmful content on its current platforms, Meta will face even greater challenges in virtual reality. Josh Yavor, former head of corporate security at Facebook’s Oculus virtual reality business said, “…Harassment will be another concern that must be addressed for users to feel safe in the metaverse. And the problem could be complicated by factors in the virtual environment itself. In a virtual world, the ability to “get somebody out of your face” is hampered. You have no sense of bodily autonomy, and there’s no way to put your arm out and literally keep them at arm’s length. How do we solve for that?”9

The potential harms and consequences of the metaverse are challenging to anticipate. Many beta testers have already reported harassment, abuse, hate speech, and bullying that is intensified in an augmented reality. The Irish Data Protection Commission has raised privacy concerns over Meta’s smart glasses which the Company’s metaverse is intended to rely on. Additionally, we cannot even begin to predict all the ways in which the metaverse might adversely change our psychology and behavior. Yet, the Company ought to be informed by the best available information.

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8 The Facebook Files–A Wall Street Journal Investigation, Wall Street Journal, https://www.wsj.com/articles/thefacebook-files-11631713039

9 Kyle Alspach, Why the fate of the metaverse could hang on security, Venture Beat (Jan. 26, 2022), https://venturebeat.com/2022/01/26/why-the-fate-of-the-metaverse-could-hang-on-its-security/

3.	The Metaverse is a huge strategic gamble.

The Company is dedicating significant resources to the metaverse development. It has hired 10,000 employees and plans to hire 10,000 more. Additionally, it estimated spending of $10 billion on metaverse-related investments. With significant resources dedicated to the Metaverse, Mark Zuckerberg even said, “I recognize the magnitude of this bet.”10

After disclosing Meta’s earnings report in February 2022, the Company experienced a record-breaking drop in stock price shedding approximately $280 billion—the largest market capitalization decline in stock market history. This was in large part a response to negative earnings growth due to metaverse spending, reflecting investors’ growing concern and lack of trust over the Company’s direction.

4.	In light of the metaverse’s inherent risks and the Company’s poor track record identifying and mitigating risks, the transparency and due diligence requested in this Proposal is crucial.

While Meta’s opposition letter states that the Company is committed to responsible innovation, the Company has a history of making unfulfilled commitments and withholding transparency from investors. We urge you to vote for this Proposal to ensure the Company engages in significant due diligence to assess potential risks and harms during the development phase. This due diligence and transparency/engagement with investors through a shareholder vote will allow the Company to identify potential vulnerabilities, mitigate business risks, and foster much needed trust with investors.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. The Metaverse poses significant human and civil rights and psychological risks that must be evaluated and mitigated in the products’ developmental phase. We believe that this Proposal will protect shareholder value and is therefore in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Proposal 9 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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10 Janko Roettgers, Facebook's metaverse spending will top $10 billion this year, Protocol (Oct. 25, 2021), https://www.protocol.com/bulletins/facebook-metaverse-10-billion-dollars